EXHIBIT 2

                                 [ON LETTERHEAD]


July 31, 2001

Mr. John D. Doherty
President and Chief Executive Officer
Central Bancorp, Inc.
399 Highland Avenue
Somerville, MA 02144

Dear Mr. Doherty:

     We are responding to the press release (the "Press Release") issued by Central Bancorp, Inc. (the "Company") on July 26, 2001. The Press Release was apparently issued in response to the recent Schedule 13D filing of The PL Capital Group. As significant shareholders, we are very concerned that several statements contained in the Press Release appear to be deliberately designed to mislead the Company's shareholders.

     The Press Release implies repeatedly to shareholders that The PL Capital Group is conducting or may conduct a hostile takeover of the Company. On the contrary, The PL Capital Group, as is clear from its Schedule 13D, is only interested in maximizing shareholder value and not in acquiring the Company. In particular, we note the inaccuracy of the Press Release's statement that the PL Capital Group constitutes an "Adverse Person" under the Company's Shareholder Rights Plan, subject to its ownership level. Under the terms of the Shareholder Rights Plan, such a determination cannot be made until a potential "Adverse Person" holds more than 10% of the Company's outstanding shares. At that time, and not before, the Board would need to make a determination regarding "Adverse Person" status. Currently, The PL Capital Group holds 5.5% of the Company's shares. Therefore, the Press Release's statement is legally inaccurate, and the implication, that the PL Capital Group is interested in a hostile takeover, is false. There is no provision in the Company's Shareholder Rights Plan which precludes The PL Capital Group from pursuing its strategy of maximizing shareholder value.

     Similarly, the Press Release misconceives Massachusetts law regarding "interested shareholders." There is no statutory requirement that a shareholder receive permission from an issuer before acquiring 5% of the issuer's shares. Such a threshold only becomes important if the acquiror both acquires more than 5% of an issuer's shares and attempts to consummate a "business combination" with the issuer. Because The PL Capital Group does not fit within the statutory provisions, the Press Release's implication that The PL Capital Group failed to obtain a required statutory approval misleads shareholders.

     Despite the implications contained in the Press Release, there is nothing contained in either the Company's Shareholder Rights Plan or the "interested shareholder" rules which preclude the actions contemplated by The PL Capital Group in its Schedule 13D. Our concern is that the Press Release and subsequent public comments by the Company's spokesperson, are merely an attempt to obfuscate the issue of CEBK's performance and confuse shareholders.

     Additionally, we are even more concerned because the Press Release implies that the Board intends to ignore its fiduciary duties with respect to any potential future sale of the Company. We fail to see how the Board can currently reject a future sale of the Company without knowing the terms of a proposed sale, which cannot be known now. As you know, the Board must exercise its fiduciary duties to determine if any proposed sale is in the best interests of shareholders. It is appalling that management of the Company suggests that the entire Board would ignore its fiduciary duties and could only be forced to do so by replacement of the Board "over a period of thirty months". We hope, as shareholders, that this statement was made in error. We encourage the Company to reaffirm the commitment of the members of the Board to exercise their fiduciary duties by publishing an immediate retraction of the entire Press Release.

     We are also concerned about the Press Release's false statements regarding voting of shares held in the Company's ESOP. As you know, the majority of those shares have been allocated to individual employees, who determine how they are voted. The Press Release states that it is "not possible" for those shares to be voted in favor of a sale of the Company, when such a determination is made solely by the individual shareholders to whom shares are allocated. In addition, as to the minority of unallocated shares, the members of the Board who have been appointed as trustees of the ESOP are required under federal law to make an independent determination, as fiduciaries for ESOP beneficiaries, regarding a sale. Therefore, to suggest that it is a foregone conclusion that ESOP shares would be voted against a sale is false and misleading. In fact, if a sale that maximized shareholder value were proposed, it is likely that all ESOP shares would be voted in favor of a transaction. In light of the implication that the Board members serving as trustees of the ESOP would not vote the unallocated ESOP shares for a sale transaction, regardless of terms, we request that those trustees resign immediately.

     We demand that the Company immediately issue a press release that (a) corrects the false and misleading statements contained in the Press Release and
(b) clarifies the desire of The PL Capital Group to maximize shareholder value for all shareholders. If the Company does not promptly issue such a press release, The PL Capital Group intends to evaluate using other measures to bring the actual facts to the Company's shareholders, including potential litigation for fraudulent and misleading statements in federal securities filings, as well as direct communication with shareholders.

     We are also concerned over public statements made by Mr. Morrissey that The PL Capital Group is somehow not concerned about Central Bancorp's recent quarterly earnings because Richard Lashley "did not mention any concerns" at the annual meeting. You can be assured that (1) our concerns are so deep and numerous that a side conversation in the hallway before the annual meeting would not be sufficient, and (2) we want all three of the PL Capital Group partners to discuss the issue directly with you, Mr. Feeley and the entire CEBK senior management team, not just the "company's spokesperson". That is why Richard made arrangements directly with you at the annual meeting, to have all three of the PL Capital Group principals meet in the near future with you and your entire management team to discuss our concerns and views about CEBK's financial performance and prospects as an independent entity.

     We also take issue with Mr. Morrissey's public comments that the "election of two directors" by "97% of the vote" was a "persuasive victory for the two directors". We can assure him that the 2001 vote was not reflective of shareholders' views about CEBK's performance nor a predictor of potential results of a contested election in 2002 and beyond. I assume you know as well as we do that receiving that type of support in an uncontested election, with "broker non-votes" automatically counted, is not relevant. We hope you do not take your shareholders that much for granted.

     We look forward to having an opportunity to meet with you and your management team in the near future.

Very truly yours,


/s/ Richard Lashley        /s/ John Palmer            /s/ Garrett Goodbody

Richard Lashley            John Palmer                Garrett Goodbody
Principal                  Principal                  Principal
PL Capital, LLC &          PL Capital, LLC &          Goodbody/PL Capital, LLC
Goodbody/PL Capital, LLC   Goodbody/PL Capital, LLC